UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66367

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dawson James Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 North Federal Highway, Suite 600
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gene Stice	(561) 208-2907	gstice@dawsonjames.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Spicer Jeffries LLP
(Name – if individual, state last, first, and middle name)

4601 DTC Blvd, Suite 700	Denver	CO	80237
(Address)	(City)	(State)	(Zip Code)

October 20, 2023	349
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gene Stice, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dawson James Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

NOTARY PUBLIC STATE OF FLORIDA
EVELYN S. HONG
Commission # HH 433202
Expires August 14, 2027

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAWSON JAMES SECURITIES, INC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2023

C O N T E N T S

SPICER JEFFRIES LLP
Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Dawson James Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dawson James Securities, Inc. (the "Company") as of December 31, 2023, the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Dawson James Securities, Inc.'s auditor since 2004.

Denver, Colorado
April 12, 2024

Member of msi Global Alliance
Independent Legal & Accounting Firms

DAWSON JAMES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$	28,449
Receivable from broker-dealers		351,915
Securities owned, at fair value		3,135,926
Restricted cash		50,460
Broker advances and other receivables, net		609,543
Receivable from related parties		1,714,210
Property and equipment, net		31,162
Right of use lease assets, net		493,595
Prepaid expenses and other assets		124,698
	$	6,539,958

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	786,882
Commissions and salaries payable		168,607
Payable to related parties		5,367
Lease liabilities		495,654
Deferred income		64,353
Total liabilities		1,520,863
LEASE COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock, par value $.001 per share; 1,000 shares authorized; 600 shares issued and outstanding		1
12.5% Series C Cumulative Preferred Stock; $.001 par value; 19.78 shares issued and outstanding. Stated value $50,000 per share		864,000
Additional paid-in capital		3,321,028
Retained earnings		834,066
Total Shareholder's Equity		5,019,095
	$	6,539,958

See accompanying notes to the Statement of Financial Condition

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Dawson James Securities, Inc. (the "Company"), was incorporated on July 30, 2002 as a Florida Corporation. The Company is a broker and dealer that underwrites small and microcap securities, provides financial advisory or mergers and acquisitions services to public and private companies, sells listed and over the counter equities, listed options, mutual funds, and government and corporate bonds to retail investors. The Company is a wholly-owned subsidiary of Ark Financial Services, Inc. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Method of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include liquid instruments such as money market funds, with a purchased maturity of three months or less. The Company may, during the course of operations, maintain cash balances in excess of federally insured limits.

Restricted Cash

Restricted cash consists of contractually restricted account balances held at the Company's clearing broker. The cash balances in the accompanying Statement of Cash Flows include those amounts that are deemed to be restricted cash.

Property, Depreciation and Amortization

Property is stated at cost. Expenditures for property which substantially increase useful lives are capitalized. Depreciation and amortization is provided for on a straight-line basis over the useful lives of the respective assets ranging from 3 to 7 years or the term of the lease. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation or amortization are removed from the accounts.

Broker Advances and Other Receivable

Broker advances and other receivable are comprised of balances due from brokers. The carrying amount of the balances reflects the unrepaid portion of commission advances, unpaid fees, and loans. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. At December 31, 2023, management has recorded an allowance for doubtful accounts of $550,051.

Securities Inventory

The Company typically acquires securities inventory as additional compensation through contractual arrangements related to investment banking or corporate financial advisory services. The securities acquired are typically common stocks, warrants, or units and such securities are unusually restricted and unavailable for immediate sale. As such, the Company may use various valuation techniques and observable inputs to value its securities inventory. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy (Note 3). In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Income Taxes

The Company's operating results are included with its Parent's in a consolidated tax return for federal tax purposes, and combined tax returns for state and local purposes. The Company has adopted ASU 2019-12, Income Taxes (Topic 740) and as a result it does not allocate the consolidated amount of current and deferred tax expenses to the Company.

Income Taxes (Continued)

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years *(generally a period of three years from the later of each return's due date or the date filed)* that remain subject to examination by the Company's major tax jurisdictions.

Receivable from related parties

Receivable from related parties are outstanding amounts for reimbursement of expenses incurred on behalf of related parties. The carrying amounts may be reduced by an allowance that reflects management's best estimates of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion if any, of the balance that will not be collected. As management believes that the items are fully collectable and are therefore stated at net realizable value at December 31, 2023, management has not recorded an allowance for doubtful accounts.

ASC 606 Revenue Recognition

The Company classifies its revenues into the following categories:

Investment banking fees – The Company brings small and microcap companies public through an initial public offering ("IPO"). Through the IPO process, private company securities are registered with the SEC and offered to public investors. The proceeds from the sale of securities to investors is delivered to the issuing company, net of underwriting fees earned by the Company. The Company recognizes the fees earned when the transaction is completed and the proceeds are delivered to the issuing company.

Financial advisory fees – The Company consults with private and public companies on diverse matters related to management, financing, growth opportunities, expense control, and other matters critical to the client company. The Company also advises on mergers and acquisitions including providing advice on steps to be taken to prepare for a merger or acquisition transaction, finding target companies for an acquisition, assisting companies that are seeking an exit strategy, and other matters required to complete a transaction. Each engagement is governed by an agreement unique to the engagement. Where a non-refundable retainer is charged, the retainer fee is recognized when it is due according to the agreement. Where a fee is received in advance, pending the completion of a measurable result, it is deferred until such result is achieved. Where a success fee is involved, it is recognized when the transaction is completed.

Commissions – The Company charges clients a commission for the purchase or sale of equities, options, fixed income securities and mutual funds. Revenues are recognized on a trade date basis. Brokerage contracts (trades) outline the transaction services to be performed for a client under the contract and do not have a term.

ASC 606 Revenue Recognition (Continued)

Commissions (continued) - The Company also earns service fees, also known as 12b-1 fees, for providing certain ongoing distribution and marketing support services for mutual funds sold. 12b-1 service fees are generally based on the average daily market value of client assets held in a company's mutual fund. 12b-1 fees are paid monthly or quarterly and are recognized as received.

Other Income – The Company receives transaction processing and other account related fees such as ticket charges, service fees, wire transfer fees, and other fees associated with processing transactions and client requests. These fees are charged as the specific performance obligation is performed and recognized as received. The Company also sponsors an annual investing conference and receives sponsorship fees from presenters and industry professionals that are seeking to promote their services. These fees are recognized after the conference is complete, net of conference related expenses.

Trading gains and losses – The Firm holds securities earned and received from various investment banking or financial advisory engagements. Gains or losses from the liquidation of these securities is recognized on the trade date basis.

Interest income – Interest income is received from the Company's clearing firm for its share of interest charged to the Company's clients, including margin interest.

Measurement of Credit Losses on Financial Instruments

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with Financial Accounting Standards Board ASC 326-20, Financial Instruments – Credit Losses (FASB ASC 326-20). FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the assets amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense. The Company's receivables from its clearing broker includes amounts receivable from unsettled trades, including amounts related to accrued interest receivable and cash deposits. The Company's trades are cleared through its clearing broker and settled daily between the clearing broker and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Accordingly, the Company has not provided an allowance from credit losses as of December 31, 2023.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ASC 842 Leases

In accordance with ASC 842 – The Company records a right-of-use ("ROU") asset and related lease liability on the statement of financial condition for leases in excess of one year. Such amounts are based on the net present value of future lease obligations, using an incremental borrowing rate of 0.40% to determine the Company's effective cost of capital. Lease costs for lease payments are recorded on a straight-line basis over the term of the lease.

NOTE 2. RECEIVABLE FROM CLEARING ORGANIZATION

The Company maintains a clearing agreement with StoneX Financial, Inc. ("Clearing Organization"), whose principal office is in Winter Park, Florida. Under the agreement, the Clearing Organization clears securities transactions, on a fully disclosed basis, and carries account assets for the Company and its clients. At December 31, 2023, the amount receivable from the Clearing Organization represents cash maintained at the Clearing Organization as well as commissions and other revenues earned but not yet paid.

The amounts receivable from the Clearing Organization as of December 31, 2023 is $351,915 and relates to commissions and fees receivable.

The Company has agreed to indemnify the Clearing Organization for losses that they may sustain from the client accounts introduced by the Company. At December 31, 2023, the Clearing Organization has made no claim for client related losses and the Company has made no reserve for potential future losses.

The Company is subject to credit risk of the Clearing Organization if it is unable to repay balances due or deliver securities in their custody.

NOTE 3. FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying statement of financial condition. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The designated level for a security is not necessarily an indication of the risk associated with investing in that security.

The Company values investments in securities and securities sold, not yet purchased, that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values securities that may be non-marketable due to certain restrictions and securities with a limited market which have a measurable fair value using both observable and unobservable inputs.

Securities owned and sold, not yet purchased, consist of the following:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Securities owned, at fair value:				
Common Stocks	$ 340,052	$ -	$ 2,781,026	$ 3,121,078
Warrants	$ 3,450	$ -	$ 11,398	$ 14,848
Total	$ 343,502	$ -	$ 2,792,424	$ 3,135,926
Securities sold, not yet purchased	$ -	$ -	$ -	$ -

The Company did not have an significant transfers between Level 1 and Level 2 during the year ended December 31, 2023.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category.

NOTE 3. FAIR VALUE MEASUREMENTS (Continued)

As a result, the unrealized gains and losses for assets within the level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

	Level 3 Beginning Balance December 31, 2022	Net Transfers In / (Out) of Level 3	Securities Acquired	Sales and Settlements	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2023	Change in Unrealized Gains (Losses) for Investments Held at December 31, 2023
Assets:							
Common Stocks	$ 2,736,760	$(190,000)	$ 52,972	$ -	$ 181,294	$ 2,781,026	$ 181,294
Warrants	$ 38,753	$ -	$ -	$ -	$ (27,355)	$ 11,398	$ (27,355)
Preferred Stocks	$ 25	$ -	$ -	$ -	$ (25)	$ 0	$ (25)
Total	$ 2,775,538	$(190,000)	$ 52,972	$ -	$ 153,914	$ 2,792,424	$ 153,914

Valuation techniques and unobservable inputs for Level 3 assets measured at fair value for the year ended December 31, 2023 are as follows:

Level 3 Fair Value Measurements:	Fair Value at December 31, 2023	Valuation Technique	Unobservable Inputs
Assets:			
Common Stocks	$ 2,781,023	Third party pricing service	N/A
Warrants	$ 11,398		
	$ 2,792,424		

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2023 consisted of the following:

Furniture and fixtures	$ 58,112
Less: accumulated depreciation	(26,950)
	$ 31,162

As of December 31, 2023, the Company wrote down $29,953 of furniture, fixtures and leasehold improvements that were recognized as retired in 2023.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. The minimum net capital requirement is defined as the greater of $100,000 or 6-2/3% of the aggregate indebtedness. As of December 31, 2023, the Company's minimum net capital requirement was $100,000.

At December 31, 2023, the Company's net capital was ($335,482), which was ($435,482) below its requirement and its aggregate indebtedness was (306.21%) of its net capital.

NOTE 6. NET CAPITAL DEFICIENCY

FINRA conducted a review of the Company's retention and supervisory review of off channel communications in 2023. As a result of this review, FINRA's Enforcement Division brought an action against the Company, which was resolved on April 5, 2024 when the Company signed an Acceptance, Waiver, and Consent ("AWC"), without admitting or denying FINRA's findings. Among other corrective measures, the AWC imposes a censure on the Company as well as a $500,000 fine. As required by ASC 450 - Contingencies, matters that are discovered during the audit period (January 1, 2023 through December 31, 2023) and that have a probable outcome with an estimable impact on the Company's financial statements, must be accrued in the audit period. Since these conditions were met, the $500,000 fine was accrued as of December 31, 2023. The accrual resulted in the Company's net capital falling below its minimum net capital requirement and becoming negative. As a result, the Company ceased operations on March 12, 2024, the date it understood its accounting requirements under ASC 450 (see NOTE 14. Subsequent Events).

NOTE 7. LEASE COMMITMENTS

The Company entered into a lease for office space located in Boca Raton, Florida on October 15, 2020. The lease term is 62 months expiring on December 31, 2025.

The components of lease expense for the year ended December 31, 2023 were:

Amortization of ROU asset	$ 245,321
Interest on operating lease liability	$ 2,509
Total operating lease costs	$ 247,830

The approximate minimum annual lease payments remaining under the lease agreement as of December 31, 2023 are summarized as follows:

Year ending December 31:	
2024	$ 246,304
2025	247,291
Plus interest	2,059
Total finance lease liabilities	$ 495,654

At November 1, 2020, the effective date of the Boca Raton lease, the Company recorded an ROU asset of $1,246,860 and an operating lease liability of $1,259,782, based on a term ending December 31, 2025 assuming a discount rate of 0.4%, the prevailing Treasury rate. The ROU asset at December 31, 2023 was:

ROU asset at December 31, 2022	$ 738,916
Accumulated amortization	($ 245,321)
ROU asset at December 31, 2023	$ 493,595

NOTE 8. SERIES C CUMULATIVE PREFERRED STOCK

The Company was authorized to issue up to 60 shares of Series C Cumulative Preferred Stock, each with a stated value of $50,000 per share, with a par value of $.001 per share. Each shareholder of Preferred Stock C is entitled to receive cumulative dividends on each issued and outstanding share at a rate equal to twelve and one half percent (12.5%) of the Stated Value per share per annum, payable on July 10th and January 10th of each calendar year. The Company did not declare or pay any dividends in 2023, however the Company accrued the omitted dividends for each semi-annual payment missed. The total amount of dividends accrued in 2023 was $111,125, which is included in Accounts payable and accrued expenses in the Statement of Financial Condition.

Each Certificate of Designation includes both a call option and put option. At anytime after the first fifteen (15) months following the issuance date of each share of Series C Cumulative Preferred Stock, the Company shall be permitted to redeem such shares or the shareholder shall have the right to put back to the Company such shares. Extensions to the call and put provisions have been approved by the Board of Directors and Shareholders extending these options to no earlier than May 2024.

NOTE 9. RELATED PARTIES

In July 2013, the Company entered into an agreement with the Parent to provide a revolving line of credit up to $500,000 bearing interest at a rate of 6% per annum. As of December 31, 2023, this note receivable had an outstanding balance of $485,000 plus interest.

At December 31, 2023, the Company is owed $1,714,210 by certain companies under common control, including the note receivable from Parent. At December 31, 2023, the Company separately owes $5,367 to the Parent. The intercompany payables and receivables resulted from the Company's payment of certain expenses on behalf of the affiliate or certain of the Company's costs being paid by its parent. The intercompany balances are non-interest bearing.

	Receivable	Payable
Ark Financial Services	$ 485,000	$ 5,367
DJ Financial Services	1,223,005	0
Dawson James Asset Management	6,205	0
	$ 1,714,210	$ 5,367

NOTE 10. AGREEMENT WITH CLEARING ORGANIZATION

The Company entered into a revised service agreement with its clearing organization beginning August 22, 2019, which established early termination fees that expired on August 22, 2022.

NOTE 10. AGREEMENT WITH CLEARING ORGANIZATION (Continued)

The agreement also established a monthly minimum clearing fee for 48 months from the inception of the revised agreement as follows:

Months 1 – 6	$ 5,000 / month
Months 7 – 12	$ 7,500 / month
Months 13 – 48	$ 10,000 / month

The monthly minimum clearing fee expired in August 2023.

The Company maintains a clearing deposit of $50,460, which is reflected as Restricted cash in the Statement of Financial Condition. The Company has agreed to increase the clearing deposit to $150,000 during 2024.

NOTE 11. 401(K) RETIREMENT PLAN

The Company sponsors a 401(K) retirement plan, which allows eligible employees, those that are over age 21 and work at least 30 hours per week, to voluntarily defer a percentage of their salaries. The Company maintains a discretionary employer match. In 2023, the Company matched 50% of the first 5% of the participant's deferral up to a maximum of $2,500 per year per participant.

NOTE 12. RISK CONCENTRATION

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to market risk for transactions that do not settle. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

NOTE 12. RISK CONCENTRATION (Continued)

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

In addition, financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and money market funds. The Company maintains accounts with various financial institutions. The Company has exposure to credit risk to the extent its cash exceeds the $250,000 covered by federal deposit insurance or $500,000 covered by SIPC.

NOTE 13. CONTINGENCIES

Legal or regulatory proceedings

The Company is involved in various litigations and disputes arising in the normal course of business including an arbitration titled Harris vs. Dawson James Securities, et al.; a civil matter titled Kinnie Ma vs. Ascendant Capital, LLC, et al. (including Dawson James Securities); and a civil matter in the UK, which is a counterclaim to a claim filed by Sixth Borough Capital Fund vs. TC Biopharm Holdings, naming Dawson James Securities as a defendant. In certain of these matters, large and/or indeterminate amounts are sought. Management, after review and discussion with legal counsel believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. In addition, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liabilities in the financial statements for these indemnifications.

NOTE 14. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions through April 12, 2024, the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosure in the financial statements for the year ended December 31, 2023. The Company reported a negative net capital position to FINRA and ceased operations on March 12, 2024. On March 26, 2024, the Company received a loan for $500,000 from an investor, along with a subordinated loan agreement that complies with Appendix D of SEC Rule 15c3-1. The subordinated loan agreement was approved by FINRA on March 26, 2024, at which time the Company was permitted to include the loan amount as qualifying capital in determining its net capital position, which then exceeded its minimum net capital requirement. On March 27, 2024, FINRA approved the Company to resume operations.

In addition to the censure and $500,000 fine to be paid by the Company pursuant to the FINRA AWC, the Company's CEO was also censured, fined, and will be suspended for 30 days during the second quarter of 2024. The Company's CEO is intimately involved in the Company's investment banking operations and his absence may have an impact on the Company's 2024 operating results.

FINRA's Enforcement Division is currently reviewing an open matter that came to their attention as a result of the 2023 FINRA routine examination. FINRA has not completed their review and they have not indicated whether the matter is material in nature. FINRA has not asserted that a fine is probable nor have they provided an estimate of any potential fine. Therefore, the Company has determined that an accrual for a potential fine related to this matter is not required.